UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No.    )

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL BANCORP, INC.
(NAME OF ISSUER)

COMMON STOCK $1.00 PAR VALUE
(TITLE OF CLASS OF SECURITIES)

152418 10 9
(CUSIP NUMBER)

May 12, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1 (b) [x] Rule 13d-1(c) [ ] Rule 13d-1 (d)

CUSIP NO. 152418 10 9	13G	Page 2 of 7 pages
1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mendon Capital Advisors Corp. IRS Id. # 13-3894706

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES 5. SOLE VOTING POWER: 96,000 BENEFICIALLY OWNED 6. SHARED VOTING POWER: BY EACH REPORTING PERSON 7. SOLE DISPOSITIVE POWER: 96,000 WITH 8. SHARED DISPOSITIVE POWER:

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 96,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.8%
12.	TYPE OF REPORTING PERSON: IA

CUSIP NO. 152418 10 9	13G	Page 3 of 7 pages
1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Anton V. Schutz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES 5. SOLE VOTING POWER: 96,000 BENEFICIALLY OWNED 6. SHARED VOTING POWER: BY EACH REPORTING PERSON 7. SOLE DISPOSITIVE POWER: 96,000 WITH 8. SHARED DISPOSITIVE POWER:

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 96,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.8%
12.	TYPE OF REPORTING PERSON: IN

CUSIP NO. 152418 10 9	13G	Page 4 of 7 pages
CENTRAL BANCORP, INC. (Name of Corporation)

ITEM 1(a)	NAME OF ISSUER: Central Bancorp, Inc.
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 399 Highland Avenue, Somerville, MA 02144-2516
ITEM 2(a)	NAME OF PERSON FILING: Mendon Capital Advisors Corp. Anton V. Schutz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]

ITEM 2(c)	CITIZENSHIP Mendon Capital Advisors Corp. Delaware Anton V. Schutz U.S.A.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock $1.00 par value
ITEM 2(e)	CUSIP NUMBER: 152418 10 9
ITEM (3)	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b), OR 13d-2 (b) OR (c),

CUSIP NO. 152418 10 9	13G	Page 5 of 7 pages
CHECK WHETHER THE PERSON FILING IS A:

(a) (b) (c) (d) (e) (f) (g) (h) (i) (j)	[ ] [ ] [ ] [ ] [X] [ ] [ ] [ ] [ ] [X]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act")
Bank as defined in Section 3 (a) (6) of the Act
Insurance company as defined in Section 3 (a) (19) of the Exchange Act
Investment company registered under Section 8 of the Investment Company Act.
An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
An employee benefit plan or endowment fund in accordance with Rule13d-1 (b) (1) (ii) (F);
A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

ITEM 4	OWNERSHIP (a) AMOUNT BENEFICIALLY OWNED: 96,000 Common Stock $1.00 par value (b) PERCENT OF CLASS 5.8% (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i) SOLE POWER TO VOTE OR DIRECT THE VOTE:
Mendon Capital Advisors Corp. has the sole power to vote the 96,000 shares, of Common Stock $1.00 par value, of Central Bancorp, Inc. Mr. Schutz is the President and sole shareholder of Mendon Capital Advisors Corp.

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:

(iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
Mendon Capital Advisors Corp. has the sole power to dispose of or direct the disposition of the 96,000 shares of Common Stock $1.00 par value, of Central Bancorp, Inc. Mr. Schutz is the President and sole shareholder of Mendon Capital Advisors Corp.

(iv) SHARED POWER TO DISPOSE OR DIRECT THE DIPOSITION OF:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. Not applicable.
ITEM 6.	OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Mendon Capital Advisors Corp. and its sole shareholder and President Anton V. Schutz have the rights to acquire, vote and dispose of the 96,000 shares of common stock, par value $1.00 of Central Bancorp, Inc. solely as the investment advisor to Burnham Financial Services Fund.

CUSIP NO. 152418 10 9	13G	Page 6 of 7 pages
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Mendon Capital Advisors Corp. and its sole shareholder and President Anton V. Schutz have the rights to acquire, vote and dispose of the 96,000 shares of common stock, par value $1.00 of Central Bancorp, Inc. solely as the investment advisors to Burnham Financial Services Fund. See also Exhibit 99.1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.
ITEM 10.	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

CUSIP NO. 152418 10 9	13G	Page 7 of 7 pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 13, 2003	Mendon Capital Advisors Corp. By: /s/Anton V. Schutz Anton V. Schutz President
Dated: May 13, 2003	/s/Anton V. Schutz Anton V. Schutz
Exhibits
99.1	Joint Filing Agreement